UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 2, 2016, Husky Energy announced that it has reached an agreement on the sale of royalty interests representing approximately 1,700 barrels of oil equivalent per day of expected Western Canada production in 2016 to Freehold Royalties Ltd. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
GENERAL COUNSEL & SECRETARY

Date: May 2, 2016

Exhibit A

Husky Energy Sells Royalty Interests for $163 million and Additional Interests

Calgary, Alberta (May 2, 2016) – Husky Energy has reached an agreement on the sale of royalty interests representing approximately 1,700 barrels of oil equivalent per day of expected Western Canada production in 2016 to Freehold Royalties Ltd.

This transaction allows the Company to obtain a greater value on the royalty income stream from these lands as compared to the value potentially received as part of the sale of the underlying assets.

The sale proceeds include $163 million in cash and other considerations, including the transfer to Husky of royalty and working interests in select heavy oil properties in the Lloydminster area. These interests will contribute to the growing Lloyd thermal portfolio.

Growing Higher Quality Production

Over the past six years, Husky has been transitioning its Western Canada business from a legacy basin to one with fewer, more material resource plays. The Company is focusing on core plays, including the Wilrich and Montney.

This transition is part of the Company’s overall strategy to grow higher quality production: maintaining a diversified portfolio, the development of two distinct integrated value chains (the Lloyd and Sunrise Value Chains) and transitioning into a low sustaining capital business.

This is the Company’s second asset sale announcement this year. A $1.7 billion agreement for the partial disposition of an interest in Husky’s midstream assets in the Lloydminster area was reached in April. Husky maintains operatorship of the assets and has a 35 percent equity interest in a newly formed limited partnership.

Proceeds from these transactions will be used to strengthen the balance sheet.

Work continues to advance in regard to the disposition of select oil and natural gas properties in Western Canada.

TD Securities acted as financial advisor to Husky for the royalty interests transaction.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s general strategic plans and growth strategies; the Company’s potential disposition of the assets underlying the royalty interests and of select oil and natural gas properties in Western Canada; and the planned use of proceeds from the midstream asset sale and the royalty interest sale.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.